SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 24 November 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




November 24, 2003


            BP ANNOUNCES THIRD UTRA-DEEP WATER DISCOVERY OFF ANGOLA

Sociedade Nacional de Combustiveis de Angola (Sonangol) and BP today announced the 'Marte' oil discovery in the ultra-deepwater Block 31, offshore Angola. This is the fourth exploration well BP has drilled in Block 31, and the third successful discovery following the Plutao and Saturno discoveries, which lie some 20 to 25 kilometres from Marte. BP plans to drill one further exploration well, Venus-1, in this area this year.


BP is currently exploring various development concepts. The proximity of Marte to Plutao and Saturno makes a joint development likely, however, further work will be required to define the scope of any subsequent development.


The Marte-1 well was drilled in a water depth of 2,000metres some 175 kilometres off the Angolan coast, and reached a total depth of 4,193 metres below sea level. It flowed at 5,200 barrels a day during testing.


Block 31 and its operatorship was awarded in 1999 by Angola's state oil company Sonangol to BP with a 26.67 per cent equity together with its partners Esso Exploration and Production Angola (Block 31) Limited 25 per cent, Sonangol, E.P. 20 per cent, Statoil Angola A.S.13.33 per cent, Marathon Petroleum Angola Block 31 Limited 10 per cent and EPA (Block 31) Ltd (a member of the Total group of companies) 5 per cent.

Notes to Editors:

- BP's involvement with Angola goes back to the mid-1970s. During the 1990s, BP made very substantial investments in Angola's offshore oil and it is now an important part of the company's upstream portfolio. BP has interests in four blocks with operatorship of two.

- Operatorship of Block 31 was awarded to BP Exploration (Angola)
Limited in May 1999. The Block covers an area of 5,349 square kilometres and lies in water depths of between 1,500 and 2,500 metres. This is normally classified as ultra-deep water.

- BP also operates Block 18, which contains the Greater Plutonio project. BP has 50 per cent equity in the Block. Shell also has 50 per cent.

- BP's other interests in Angola are:

  Block 15 operated by Esso (BP 26.67 per cent equity), which contains the Kizomba A, Kizomba B and Xikomba fields that are now being developed.

  Block 17 operated by Total (BP 16.67 per cent equity), which contains the Girassol field, which came on stream in December 2001 and the Dalia field, which was approved for development by Sonangol in May 2003.

Further enquiries:

Toby Odone, BP press office, tel: +44 (0) 20 7496 5256

                                    - ENDS -


                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 24 November 2003                  /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary